www.altaequipment.com

August 19, 2022

Linda Cvrkel

Blaise Rhodes

Division of Corporation Finance

U.S. Securities & Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re: Alta Equipment Group Inc.

Form 10-K for Fiscal Year Ended December 31, 2021 Form 8-K dated May 10, 2022

File No. 001-38864

Dear Linda Cvrkel and Blaise Rhodes:

Alta Equipment Group Inc. (the “Company”) has received your comment letter (the “Comment Letter”) dated August 10, 2022, from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the above-referenced filings of the Company. The following is the Company’s response to the Staff’s comment in the Comment Letter. For ease of reference, we have included the comment in its entirety in bold and italicized text preceding our response.

Form 8-K dated May 10, 2022

Alta Equipment Group Inc. Earnings Press Release dated May 10, 2022, page 1

1. In the heading to the press release, you disclose the Non-GAAP measure "Adjusted basic and diluted net loss per share" but do not disclose the most comparable GAAP measure, basic and diluted net loss per share. Please revise your disclosure to present the most comparable GAAP measure more prominently than the Non-GAAP measure. Refer to the guidance in Item 10(e)(1)(i)(A) of Regulation S-K, Regulation G and Question 102.10 of the Compliance and Disclosure Interpretations Regarding Non-GAAP Financial Measures.

The Company acknowledges the Staff’s comment as put forth above. The Company will, in future filings related to financial results and the presentation of financial information, present the most directly comparable GAAP measure with equal or greater prominence relative to Non-GAAP measures. Specifically, the Company will include, with equal or greater prominence, the basic and diluted net loss per share as the most directly comparable GAAP measure to the Non-GAAP measure of adjusted basic and diluted net loss per share. Based on the comment received, we have included an example of the enhanced disclosure. See Attachment I.

If you have any further questions or comments, please do not hesitate to contact me at (248) 449-6700.

Sincerely,

/s/ Ryan Greenawalt

Ryan Greenawalt

Chief Executive Officer

ATTACHMENT I

EXAMPLE OF REVISED DISCLOSURE FOR FUTURE FILINGS

To ensure an equal or greater prominence on basic and diluted net loss per share the following represents an example of the revisions that will be reflected in future filings using data from the Company’s first quarter 2022 financial results, as reflected in the Form 8-K dated May 10, 2022.

Alta Equipment Group Inc. Reports First Quarter 2022 Financial Results

First Quarter Financial Highlights: (comparisons are year over year)

•
Net revenues increased 23.4% year over year to $331.7 million
•
Construction and Material Handling revenue of $206.1 million and $125.6 million, respectively
•
Product Support revenue increased $21.5 million year over year to $101.6 million
•
Record first quarter financial results primarily due to strong demand for equipment and product support growth
•
Net loss of $(2.0) million available to common shareholders compared to a loss of $(5.7) million in 2021
•
Basic and diluted net loss per share of $(0.06) compared to $(0.19) in 2021
•
Adjusted basic and diluted net loss per share of $(0.02) compared to $(0.14) in 2021
•
Adjusted EBITDA grew 30.4% to $30.0 million, compared to $23.0 million in 2021